UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of March 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, March 8th, 2007

Press release

Results for the 2006 fiscal year

Further improvement in performances

Revenue (1) (2): €28.6 billion, up 11.9% at current exchange rates

Recurring operating income (3): €2,222.2 million, up 16.7% at current exchange rates (up 16.4% at constant exchange rates)

Net income: €758.7 million versus €622.2 million, up 21.9%

Recurring net income (4): €762.0 million versus €630.2 million, up 21%

Significant improvement in free cash flow before new projects: €901 million versus €555 million

After-tax return on capital employed for tangible and intangible assets: 10.8%, objective met one year ahead of schedule

Net income per share (non-diluted): €1.93, up 21.4%

Dividend per share (5): €1.05, up 23.5%

Meeting on March 7th, 2007, the Board of Directors examined and closed Veolia Environnement’s financial statements for 2006.

(1)	Financial statements at December 31, 2005 have been restated, in order to ensure fiscal years can be compared:
-	for the application of the IFRIC12 interpretation about the accounting treatment of concessions
-

for the amount of the revenue from ordinary activities of Veolia Transportation in Denmark and for the Southern Water business, booked in 2006 in compliance with the IFRS5 standard and presented in the income statement under the “net income from discontinued operations” line.

(2)	Revenue from ordinary activities under IFRS
(3)	See the table entitled “From recurring operating income to operating income“
(4)

Recurring net income corresponds to the recurring part of operating income, cost of net financial debt, other financial income and expenses, the equity in net income of affiliates, and minority interests and income tax on recurring income.

(5)	Subject to approval by the Annual Shareholders Meeting on May 10th, 2007.

LEADERSHIP POSITION CONFIRMED. NUMEROUS BUSINESS SUCCESSES IN GROWING MARKETS

Total consolidated revenue amounted to €28,620 million versus €25,570 million in 2005, up 11.9% at current exchange rates.

Veolia Environnement continued its expansion in all its business sectors, which all posted double-digit growth. In municipal outsourcing, the company won new contracts in the Water division in the Czech Republic, Slovakia (winning the first calls for tenders launched in that country), the Middle East and Asia, in the Environmental Services (waste management) division in the United Kingdom and Asia, in the Energy division in Italy and France, and in the Transport division in the United States. Moreover, the company recorded many successes in the industrial field in France as well as in China, the United Kingdom and Germany. In addition, Veolia Environnement made targeted acquisitions, leading to growth and cost synergies, in particular, the purchase of Cleanaway in the waste management business in the United Kingdom and several small companies in the transportation sector in the United States.

FURTHER IMPROVEMENT IN PROFITABILITY

Recurring operating income increased by 16.7% at current exchange rates (up 16.4% at constant exchange rates) to €2,222.2 million versus €1,903.6 million in 2005. This increase resulted from growth in business, the continuous improvement in productivity and the greater degree of maturity in the portfolio of contracts built up over the last few years. The recurring operating margin continued to show significant improvement, up to 7.8% in 2006 from 7.4% in 2005. Operating income rose to €2,132.9 million versus €1,892.9 million in 2005, up 12.7% at current exchange rates, taking into account exceptional provisions booked in the transportation business in Germany.

Growth in recurring operating income by division was as follows:

•

Veolia Water's recurring operating income rose by 16.3% at constant exchange rates to €1,163.4 million.

In France, operating income benefited from the good performance of the distribution and works businesses.

In Europe, operating performances on existing contracts in the United Kingdom and the launch of new contracts notably in Germany and Central Europe, paved the way for a further improvement in profitability. Income in Asia and in the Africa/Middle East zone accelerated significantly during the year. Lastly, profitability in the engineering and technological solutions businesses showed strong improvement.

•

Veolia Environmental Services' (the waste management division) recurring operating income increased 17.6% at constant exchange rates to €648.3 million.

In France, the operating performance continued to improve.

Outside France, the robust growth in operating income resulted, in the United Kingdom, from the very good performance on integrated contracts (Hampshire and the start-up of the new Sheffield incinerator notably) and the consolidation of Cleanaway in the fourth quarter of the year. In North America, results benefited from the good performance of the solid waste, industrial services and waste-to-energy businesses.

•

Veolia Energy’s recurring operating income rose 16.2% at constant exchange rates to €377.7 million.

In France, margins remained stable despite the unfavorable weather conditions in the fourth quarter.

Outside France, the contribution from Central European countries (Poland and the Czech Republic) grew significantly.

The positive contribution from sales of surplus greenhouse gas emission rights offset the pricing pinch linked to the rapid rise in energy prices in some countries.

•

Veolia Transport’s recurring operating income declined 14.4% at constant exchange rates to €100.1 million. Operating income amounted to €13.6 million.

In France, profitability improved in particular in the urban business and in the Greater Paris Area and because of the consolidation of SNCM that made a contribution in line with the company's market plan.

Outside France, performances were satisfactory in Benelux and Australia, while the rapid growth in North America was impacted by new contract start-ups and reorganization costs. In Nordic countries, the turnaround plan continued to be implemented. A decision was made to sell the business in Denmark, leading to its adjustment to market value and its accounting treatment as a discontinued operation.

In addition, given the difficulties encountered in certain contracts in Germany during the starting phase, an impairment charge and exceptional provisions totaling €86.5 million lowered the contribution from operating income of the Transport division to €13.6 million.

In addition to the growth and increased maturity of contracts, the good operating performance benefited from the impact of the efficiency plan. The plan resulted in

€102 million in net and recurring additional savings, including €84 million at the operating income level. All in all, accordingly, the efficiency plan has led to €406 million in cumulative recurring savings in three years versus the initial target of €300 million.

CONTROL OF FINANCING COSTS

In 2006, the cost of net financial debt decreased, falling from €710.7 million in 2005 to €701.0 million in 2006. In 2005, the cost of net financial debt included a specific €26 million expense stemming from the early redemption of a bond. Adjusted for this item, the cost of borrowing remained stable as compared with 2005 at 5.07% in 2006.

Other financial expenses totaled €34.0 million in 2006 versus financial income of €28.1 million in 2005, notably due to the impact of the revaluation of derivatives included in some contracts.

STRONG INCREASE IN NET INCOME

Driven by the combined effect of good operating results and tight control of borrowing costs, consolidated recurring net income rose to €762.0 million in 2006 versus €630.2 million in 2005, an increase of 21%.

Recurring non-diluted net earnings per share amounted to €1.93, up 21.4%.

Net income reached €758.7 million in 2006 compared with €622.2 million in 2005. Net income in 2006 included net non-recurring items that totaled -€3.3 million. These included, in particular, a €52.5 million net capital gain on the disposal of Southern Water shares, negative impacts of €51.9 million related to the planned sale of the transportation business in Denmark and €86.5 million linked to the impairment charge and provisions booked in Germany for the Transport division, and a positive impact of €86.2 million from the restructuring of the US tax group.

STRONG CASH FLOW GENERATION

Cash flow from operations before tax and interest expense(1) from continuing operations (2), came to €3,852.4 million versus €3,537.6 million at December 31, 2005, an 8.9% increase that reflects the growth of the business, the maturity of contracts and efforts made to improve productivity.

After taking into account the repayment of operating financial assets (€438.1 million versus €320.6 million at December 31, 2005), total cash generation was €4,282.5 million versus €3,862.5 million, a 10.8% increase. The company, furthermore, continued its active asset management policy and disposed of assets and equity interests amounting to €354.9 million.

Thus, the cash flow generated was able to cover financial expenses and current tax, all maintenance capital expenditures (€1,411 million), current growth and development capital expenditures that totaled €1,010 million and the new operating financial assets

(€361 million), as well as the change in working capital requirement resulting from growth in business. Free cash flow before major new projects (3) came to €901 million versus €555 million in 2005.

The company continued to pursue its growth by investing in major new projects and targeted acquisitions which together amounted to €1,424 million. A significant part, in particular, was used to purchase Cleanaway in the United Kingdom and the Biffa subsidiary in Belgium in the waste management business, acquire the holding companies linked to the Kunming and Liuzhou contracts (China) and finance the costs incurred in winning the Poprad and Banska Bystrica (Slovakia) contracts in the water business, acquire companies in Italy in energy services as well as companies acquired in the transportation business: SNCM (France), Shuttleport and Supershuttle (United States) and Dunn Line (United Kingdom).

After these investments and the dividend payment, net financial debt (4) at December 31, 2006 was €14.7 billion compared with €13.9 billion at December 31, 2005, primarily due to the acquisition of Cleanaway in the United Kingdom.

The company financed all its growth while improving its financial structure: the ratio of net financial debt / (cash flow from operations + repayment of operating financial assets) improved and stood at 3.4x at December 31, 2006 versus 3.6x at December 31, 2005.

IMPROVEMENT IN THE AFTER-TAX RETURN ON CAPITAL EMPLOYED (TANGIBLE AND INTANGIBLE ASSETS): 10.8%, OBJECTIVE MET ONE YEAR AHEAD OF SCHEDULE

In line with the objectives set by the company, the after-tax return on capital employed further increased from 10.2% in 2005 to 10.8% in 2006, due to the combined impact of the increased maturity of contracts, the continued efforts to drive efficiencies and the control of capital employed.

(1)	Cash flow from operations & interest expenses, as defined by the Conseil National de Comptabilité’s (CNC) recommendation dated October 27, 2004

(2)	Cash flow from discontinued operations totaled +€4.3m in 2005 and -€8.0m in 2006

(3)	See the table entitled "Change in net financial debt" for the calculation of free cash flow before major new projects

(4)	Net financial debt = C+D+E-A-B (see Table below)

Following the Board of Directors meeting, Veolia Environnement Chairman and Chief Executive Officer Henri Proglio stated:

"The performances posted in 2006 confirm the soundness of the strategy consistently implemented by the Company over the course of the last few years. The complementary nature of its businesses, its geographical positioning, its technological and social expertise, strengthen Veolia, day after day, in its role as the global leader in environmental services."

DIVIDEND

Taking into account the results, the Board of Directors has decided to propose a dividend per share of €1.05, representing an increase of 23.5% to the Annual Shareholders Meeting to be held on May 10th, 2007.

OUTLOOK

For 2007, Veolia Environnement has the following objectives: revenue growth of between 8% and 10%, a further increase in recurring operating income and net recurring operating income and the dividend, while keeping its after-tax return on capital employed for tangible and intangible assets stable after taking into account the growth of the company.

In the medium-term, Veolia Environnement has an objective of continuing its development in each of its businesses and growing its revenue at a similar pace. Such growth is based on the organic growth of existing contracts, new contracts won in robust markets in the geographical zones deemed to be priorities: Europe, North America and some countries in the Asia-Pacific region and in the Middle East, and on a selective policy of value-creating acquisitions in the environmental sector. This growth strategy will continue to be pursued within the framework of a rigorous investment policy consistent with the profitability criteria previously set by the company.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties, most of which are outside the Company's control, and in particular risks related to the development of Veolia Environnement’s activities in highly competitive sectors that require substantial human and financial resources, the risk that changes in energy prices and the level of taxes might lower Veolia Environnement’s income, the risk that public authorities may terminate or modify some of the contracts signed with Veolia Environnement, the risk that compliance with environmental legislation may become even more expensive in the future, the risk that fluctuations in exchange rates may have a negative influence on the financial situation of Veolia Environnement as reflected in its financial statements that could lead to a decline in the share price of Veolia Environnement, the risk that Veolia Environnement may see its environmental liability involved because of its past, present and future activities, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

2006 ANNUAL RESULTS

Thursday March 8th, 2007 at 8.30 AM (CET)

Phone number to dial:

+33 1 70 99 42 66

or

+44 207 365 1828

A replay will be available from March 8 to March 16, 2007

Phone number (France)   +33 1 71 23 02 48

Phone number (UK)          +44 207 806 1970

Phone number (USA)         +1 718 354 1112

Code 4994055# (French version)

Code 6093374# (English version)

Press release and presentation on http://www.veolia-finance.com

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET: ASSETS (€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Goodwill	5,705.0	4,752.3
Intangible assets linked to concessions	2,345.6	2,091.8
Other intangible assets	1,379.8	1,281.4
Tangible assets	7,918.7	6,885.7
Investments accounted for using the equity method	241.0	201.5
Investments accounted for using the cost method	181.7	209.5
Long-term operating financial assets	5,133.4	5,337.4
Derivative instruments - Asset A Of which revaluation of hedging instruments at fair value	201.6 28.8	249.0 161.1
Other long-term financial assets	637.5	691.6
Deferred tax – Asset	1,355.7	1,134.7
Non-current assets	25,100.0	22,834.9
Inventories and work-in-progress	731.8	635.2
Accounts receivable	10,968.7	10,083.3
Short-term operating financial assets	326.2	208.0
Other short-term financial receivables	205.3	221.2
Marketable securities	66.4	60.7
B Cash and cash equivalents	2,658.0	2,336.1
Current assets	14,956.4	13,544.5
Assets from discontinued operations	67.3	1.6
TOTAL ASSETS	40,123.7	36,381.0

CONSOLIDATED BALANCE SHEET: LIABILITIES (€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Share capital	2,063.1	2,039.4
Additional paid-in capital	6,641.2	6,499.1
Retained earnings and net income	-4,343.5	-4,748.3
Minority interests	2,192.6	1,888.0
Shareholders' equity	6,553.4	5,678.2
Non-current provisions	2,196.6	1,648.0
C Long-term financial debt	14,001.6	13,722.8
Derivative instruments – Liability	145.9	154.5
Other long-term debt	207.3	203.7
Deferred tax – Liability	1,504.9	1,205.0
Non-current liabilities	18,056.3	16,934.0
Accounts payable	11,268.6	10,369.8
Current provisions	825.9	754.0
D Short-term financial debt	2,904.1	2,138.2
E Bank overdrafts	456.0	506.8
Current liabilities	15,454.6	13,768.8
Liabilities from discontinued operations	59.4	-
Total liabilities	40,123.7	36,381.0

 Net financial debt = C+D+E-A-B

CONSOLIDATED INCOME STATEMENT

(€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Revenue from ordinary activities	28,620.4	25,570.4
(of which revenue from ordinary activities linked to financing for third parties)	351.0	325.8
Costs of sales	-23,427.1	-20,869.9
Selling costs	-515.2	-478.5
General and administrative costs	-2,611.2	-2,394.9
Other costs and operating income	66.0	65.8
Operating income	2,132.9	1,892.9
Cost of financial debt	-783.8	-774.0
Income from financial debt	82.8	63.3
Other financial income and expenses	-34.0	28.1
Income tax	-409.6	-422.4
Equity in net income of affiliates	6.0	6.5
Income before earnings from discontinued operations and minority interests	994.3	794.4
Net income from discontinued operations	0.6	0.7
Net income before minority interests	994.9	795.1
Minority interests	236.2	172.9
Net income	758.7	622.2

Net earnings per share (€)
Diluted	1.91	1.59
Non-diluted	1.93	1.59

Net earnings per share from continuing operations (€)
Diluted	1.91	1.58
Non-diluted	1.93	1.59

Average number of diluted shares (in millions)	397.6	392.4
Average number of non-diluted shares (in millions)	393.8	390.4

CONSOLIDATED CASH FLOW STATEMENT (€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Net income	758.7	622.2
Share of minority interests	236,2	172.9
Operating depreciation, amortization, provisions & impairment losses	1,831.0	1,690.7
Financial amortization & impairment losses	9.4	-21.0
Capital gains/losses on disposals and dilution	-73.3	-70.0
Earnings of affiliates	-6.0	-14.9
Dividends received	-9.7	-6.5
Cost of net financial debt	701.0	712.4
Taxes	357.1	422.4
Other items	40.0	33.7
Cash flow from operations	3,844.4	3,541.9
Of which cash flow from discontinued operations	-8.0	4.3
Change in net working capital requirements	-111.8	-39.4
Tax paid	-343.0	-338.8
Cash flow provided by operating activities	3,389.6	3,163.7
Industrial investments	-2,017.6	-1,837.1
Proceeds of disposals of industrial assets	141.3	168.8
Financial investments	-1,291.5	-944.1
Proceeds from sale of financial assets	206.7	154.0
Operating financial assets:
New operating financial assets	-360.6	-513.4
Repayment of operating financial assets	438.1	320.6
Dividends received	13.8	16.8
Disbursements on long-term interest-bearing notes receivables	-69.4	-62.1
Payments on long-term interest-bearing notes receivables	29.2	55.7
Change in short-term financial receivables	2.6	115.0
Purchases / sales of marketable securities	3.4	118.2
Cash flow provided by investing activities	-2,904.0	-2,407.6
Change in short-term financial debt	-239.2	-2,936.2
New loans and other long-term debt	1,997.2	3,134.8
Repayment of loans and other long-term debt	-1,000.8	-2,319.6
Increase in capital	246.5	81.0
Purchase of treasury shares	0.4	-
Dividends paid	-479.2	-374.0
Interest paid	-596.4	-738.8
Cash flow provided by financing activities	-71.5	-3,152.8
Opening cash and cash equivalents position	1,829.3	4,240.2
Currency effects and miscellaneous	-41.4	-14.2
Closing cash and cash equivalents position	2,202.0	1,829.3

Cash and cash equivalents	2,658.0	2,336.1
- Cash liabilities	456.0	506.8
Closing cash and cash equivalents position	2,202.0	1,829.3

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Recurring operating income	2,222.2	1,903.6
Impairment charge & provisions in the Transport division in Germany	-86.5	-
Other	-2.8	-10.7
Operating income	2,132.9	1,892.9

FROM RECURRING NET INCOME TO NET INCOME

(€ m)	At Dec. 31, 2006	At Dec. 31, 2005 Adjusted
Recurring net income	762.0	630.2
Impairment charge & provisions in the Transport division in Germany	-86.5	-
Disposal of Southern Water's participation	52.5	-
Planned sale of transportation operations in Denmark	-51.9	-
Restructuring of US tax group	86.2	-
Other	-3.6	-8.0
Net income	758.7	622.2

CHANGE IN NET FINANCIAL DEBT

(€ m)	Fiscal year 2006
Net financial debt at beginning of the year	-13,871
Cash flow from operations	3,844
Tax paid	-343
Interest paid	-596
Maintenance capital expenditures and ongoing capital expenditures	-2,421
Change in operating financial assets	77
Change in WCR	-112
Disposals of industrial assets and miscellaneous	355
Other	97
Free cash flow before major new projects	901
Major new projects and acquisitions	-1,424
Increase in capital	165
Dividends paid	-479
Change in other financial receivables	-35
Other changes (including currency)	68
Net financial debt at closing	-14,675

RECONCILIATION TO 2005 ADJUSTED BALANCE SHEET:

BALANCE SHEET

(€ m)	At Dec. 31, 2005	IFRIC 12 & IFRS5 restatements	At Dec. 31, 2005 Adjusted
ASSETS
Goodwill	4,863.1	-110.8	4,752.3
Intangible assets linked to concessions	-	2,091.8	2,091.8
Other intangible assets	1,171.5	109.9	1,281.4
Tangible assets linked to concessions	5,629.5	-5,465.8	6,885.7
Tangible assets	6,722.0
Investments accounted for using the equity method	201.5	-	201.5
Investments accounted for using the cost method	209.5	-	209.5
Long-term IFRIC4 financial receivables	1,901.9	3,435.5	5,337.4
Long-term operating financial assets	-
Derivative financial instruments – Asset	249.0	-	249.0
Other long-term financial assets	692.5	-0.9	691.6
Deferred tax – Asset	1,127.3	7.4	1,134.7
Non-current assets	22,767.8	67.1	22,834.9
Inventories and work-in-progress	646.2	-11.0	635.2
Accounts receivable	10,112.3	-29.0	10,083.3
IFRIC4 short-term financial receivables	163.5	44.5	208.0
Short-term operating financial assets	-
Other short-term financial receivables	221.2	-	221.2
Marketable securities	60.7	-	60.7
Cash and cash equivalents	2,336.1	-	2,336.1
Current assets	13,540.0	4.5	13,544.5
Assets from discontinued operations	1.6	-	1.6
TOTAL ASSETS	36,309.4	71.6	36,381.0

(€ m)	At Dec. 31, 2005	IFRIC 12 & IFRS5 restatements	At Dec. 31, 2005 Adjusted
LIABILITIES
Share capital	2,039.4	-	2,039.4
Additional paid-in capital	6,499.1	-	6,499.1
Retained earnings and net income	-4,735.9	-12.4	-4,748.3
Minority interests	1,890.9	-2.9	1,888.0
Shareholders' equity	5,693.5	-15.3	5,678.2
Non-current provisions	1,613.6	34.4	1,648.0
Long-term financial debt	13,722.8	-	13,722.8
Derivative instruments – Liability	154.5	-	154.5
Other long-term debt	207.8	-4.1	203.7
Deferred tax – Liability	1,124.1	80.9	1,205.0
Non-current liabilities	16,822.8	111.2	16,934.0
Accounts payable	10,374.3	-4.5	10,369.8
Current provisions	773.8	-19.8	754.0
Short-term financial debt	2,138.2	-	2,138.2
Bank overdrafts	506.8	-	506.8
Current liabilities	13,793.1	-24.3	13,768.8
Liabilities from discontinued operations	-	-	-
Total liabilities	36,309.4	71.6	36,381.0

CONSOLIDATED INCOME STATEMENT

(€ m)	At Dec. 31, 2005	IFRIC 12 & IFRS5 restatements	At Dec. 31, 2005 Adjusted
Revenue from ordinary activities	25,244.9	+325.5	25,570.4
(of which revenue from ordinary activities linked to financing for third parties)	125.8	+200.0	325.8
Costs of sales	-20,561.0	-308.9	-20,869.9
Selling costs	-478.5	-	-478.5
General and administrative costs	-2,403.0	+8.1	-2,394.9
Other costs and operating income	90.5	-24.7	65.8
Operating income	1,892.9	0.0	1,892.9
Cost of financial debt	-781.7	+7.7	-774.0
Income from financial debt	68.3	-5.0	63.3
Other financial income and expenses	30.5	-2.4	28.1
Income tax	-422.9	+0.5	-422.4
Equity in net income of affiliates	14.9	-8.4	6.5
Income before earnings from discontinued operations and minority interests	802.0	-7.6	794.4
Net income from discontinued operations	-	+0.7	0.7
Net income	802.0	-6.9	795.1
Minority interests	179.0	-6.1	172.9
Net income	623.0	-0.8	622.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2007

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog ___________ Name: Alain Tchernonog Title: General Counsel